David Zhang Direct Dial: (852) 2912-2503 david.zhang@lw.com	18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2912.2500 Fax: +852.2912.2600 www.lw.com 香港中環康樂廣場八號交易廣場第一座十八樓

FIRM / AFFILIATE OFFICES
July 13, 2011

VIA EDGAR & BY FACSIMILE
(1 202 772 9203)

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
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Re:	Funtalk China Holdings Limited
Schedule 13E-3
Filed June 14, 2011
File No. 5-85093

Dear Ms. Kim:

On behalf of Funtalk China Holdings Limited, a company organized under the laws of the Cayman Islands (“Funtalk” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 11, 2011 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 5-85093 ( “Amendment No. 1”), filed on July 5, 2011, by the Company and the filing persons named therein.  For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”) filed concurrently with the submission of this letter.  In addition, marked copies of the Schedule 13E-3 to show changes between Amendment No. 2 and Amendment No. 1 are being provided to the Staff via email.

We represent the Company.  To the extent any response relates to information concerning any of Mr. Kuo Zhang, Ms. Nana  Gong, Sinowill Holdings Limited, Mr. Dongping Fei, Huge Harvest Enterprises Limited, Mr. Hengyang Zhou, Kingstate Group Limited, Mr. Francis Kwok Cheong Wan, Trend Focus Limited, Capital Ally Investments Limited, PAG Asia I LP, ARC Capital Holdings Limited, ARCH Digital Holdings Ltd., Golden Meditech Holdings Limited, GM Investment Company Limited, Fortress Group Limited, Fortress Merger Sub Limited, Merrill Lynch (Asia Pacific) Limited or Citigroup Global Markets Asia Limited, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

* * *

Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan Stanley Chow	Raymond M. S. Kwok Michael S. L. Liu Jane M. S. Ng John A. Otoshi	Simon D. Powell Cheung Ying Yeung	Registered Foreign Lawyers: Timothy M. Gardner (New York) Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)

July 13, 2011

Proxy Statement

Special Factors, page 21

1.
We note your response to comment four in our letter dated June 28, 2011. Please summarize and file the preliminary drafts or preliminary financial analysis by either Citi or Merrill Lynch or supplementally provide us with copies for our review. We may have further comment.

The filing persons are hereby supplementally providing copies of the following presentations made by either Citi or Merrill Lynch to the Staff for its review.  These include presentations made by (a) Citi on (i) March 11, 2011, which covered transaction process related matters and certain preliminary financial analyses based on publicly available information which were subsequently updated and incorporated in the March 24, 2011 presentation filed as an exhibit to the Schedule 13E-3, (ii) March  21, 2011, which is a preliminary draft of the March 24, 2011 presentation, (iii) March 25, 2011, which primarily focused on transaction process and timetables, (iv) March 28, 2011, which again primarily focused on transaction process and timetables, (v) April 15, 2011, which primarily focused on the Cayman Islands take private process and (vi) April 29, 2011, which is a preliminary draft of the May 1, 2011 presentation filed as an exhibit to the Schedule 13E-3, and (b) Merrill Lynch on (i) April 27, 2011, which is a preliminary financial analysis prepared for discussion with Citi and not shared with or otherwise considered by the independent committee, (ii) April 12, 2011 and April 22, 2011, which primarily focused on transaction process, market updates and timetables, (iii) April 30, 2011, which covered transaction process, market updates and certain preliminary financial analyses and (iv) May 15, 2011, which is a preliminary draft of the May 30, 2011 presentation filed as an exhibit to the Schedule 13E-3.

We respectfully submit that these presentations are either (i) preliminary drafts, the final versions of which have been disclosed in the Schedule 13E-3, as in the cases of Citi’s March 11, 2011 (with respect to the part relating to financial analyses), March 21, 2011 and April 29, 2011 presentations and Merrill Lynch’s April 30, 2011 (with respect to the part relating to financial analyses) and May 15, 2011 presentations, so that further disclosure would be duplicative or (ii) materials that are not materially related to the merger under Item 1015 of Regulation M-A and therefore are not required to be filed as exhibits to or summarized in the Schedule 13E-3.

Financial Analysis Provided by Citi, page 35

Selected Transactions Analysis, page 37

2.	Please disclose whether any of the selected transactions were not consummated. Please similarly revise the Merrill Lynch summary of the precedent squeeze-out premia analysis.

July 13, 2011

The Schedule 13E-3 has been revised to reflect the Staff’s comment.  Please refer to pages 37 and 46 of Amendment No. 2.

Discounted Cash Flow Analysis, page 37

3.	Please revise to disclose the projections used by Citi in its discounted cash flow analysis.

The Schedule 13E-3 has been revised to reflect the Staff’s comment.  Please refer to pages 37, 38 and 39 of Amendment No. 2.

Leveraged Buyout Analysis, page 37

4.	Please revise to disclose the underlying data used by Citi in its analysis.

The Schedule 13E-3 has been revised to reflect the Staff’s comment.  Please refer to page 37 of Amendment No. 2.

Opinion of the Independent Committee’s Financial Advisor, page 40

Discounted Cash Flow Analysis, page 45

5.	We note that you refer to information filed as exhibits to the Schedule 13E-3. Please revise your disclosure to describe the underlying data used by Merrill Lynch in its analysis.

The Schedule 13E-3 has been revised to reflect the Staff’s comment.  Please refer to page 45 of Amendment No. 2.

Fees and Expenses, page 65

6.
We note your response to comment 17 in our letter dated June 28, 2011. We note that you have included “out-of-pocket expenses of advisors” under “Miscellaneous.” Please revise to include the “out-of-pocket expenses of advisors” under either legal or financial advisory fees and expenses, as applicable, or advise us.

The Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 65 of Amendment No. 2.

* * *

July 13, 2011

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 2912-2503.

Very truly yours,

/s/ David Zhang
David Zhang

cc:	Michael V. Gisser, Esq.
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China

Sang Jin Han, Esq.
Cleary Gottlieb Steen & Hamilton LLP
c/o Cleary Gottlieb Steen & Hamilton (Hong Kong)
39th Floor, Bank of China Tower
1 Garden Road, Central, Hong Kong

Kathryn King Sudol, Esq.
Simpson Thacher & Bartlett LLP
35th Floor, ICBC Tower
3 Garden Road, Central, Hong Kong